                                    BY-LAWS
                                      OF
                          WHITNEY HOLDING CORPORATION



SECTION 1. Meetings of the Board of Directors of this corporation may be held by means of conference telephone or similar communications equipment.

SECTION 2. A. Without limiting in any way the indemnification by the corporation of persons as provided in its charter and the existing applicable law, the corporation shall have authority to indemnify persons in accordance with Louisiana Revised Statutes 12:83 as it may from time to time become amended, supplemented or replaced.

B. The corporation shall have authority to procure or maintain insurance or other similar arrangement in accordance with Louisiana Revised Statutes 12:83(F) and (G) as they may from time to time become amended, supplemented or replaced.

SECTION 3. The Company may issue stock certificates signed by the Chief Executive Officer and Secretary of the Company. In addition to the Chief Executive Officer and Secretary of the

Company, the President, any Vice President and any Assistant Secretary, respectively, of the Company may sign the Company's stock certificates. The company may issue stock certificates bearing the facsimile signatures of the Company's Chief Executive Officer and Secretary, provided such certificates are countersigned by Whitney National Bank, Trust Department, as transfer agent for the Company's stock.

SECTION 4. There shall be a standing committee of this Corporation, appointed by the Board, to be known as the Executive Committee, consisting of the Chairman of the Board, the President, and such other Directors as may be appointed from time to time, each to serve a 12 months' term, four (4) members of which shall constitute a quorum for the transaction of business. This committee shall have power to direct and transact all business of the Corporation, which properly might come before the Board of Directors, except such as the Board only, by law, is authorized to perform. The Executive Committee shall report its actions in writing at each regular meeting of the Board of Directors, which shall approve or disapprove the report and record such action in the minutes of the meeting.